HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

May 7, 2014

VIA EDGAR

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.
Registration Statement on Form S-3
Filed on April 18, 2014
Registration No. 333-195389

Dear Mr. Kluck:

As counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-195389) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 5, 2014.

For convenience of reference, each Staff comment contained in your May 5, 2014 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you and Ms. Hunter a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on April 18, 2014. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms used and not

Mr. Tom Kluck

May 7, 2014

otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant’s eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear that you meet this requirement. Instruction I.B.6(a) requires that the aggregate market value of securities sold by or on behalf of the registrant pursuant to this instruction is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. It does not appear that you meet this requirement either. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

RESPONSE: The Company respectfully submits that on May 6, 2014 the Company reported on its quarterly report on Form 10-Q for the first quarter of 2014 that as of May 6, 2014 the Company had 9,091,665 shares of common stock outstanding. The Company completed two underwritten public offerings of its common stock since December 31, 2013, whereby it issued a total of, including the exercises of the underwriters’ overallotment options, 5,750,000 shares of its common stock. As of May 6, 2014, affiliates of the Company owned 1,037,329 shares of common stock (981,655 shares owned by Bimini, which is the sole member of the Company’s external manager, and 55,664 shares owned by the Company’s directors and officers). As of May 6, 2014, the total number of shares of common stock held by non-affiliates is 8,054,336. On May 6, 2014, the last reported sales price on the NYSE MKT of the Company’s common stock was $12.89 per share. As of May 6, 2014, the aggregate market value of the voting and non-voting common equity held by the Company’s non-affiliates was approximately $103,820,391. The Company respectfully submits that it has an aggregate market value of the voting and non-voting common equity held by its non-affiliates in excess of the Transaction Requirement Instruction I.B.1. Furthermore, because the Company’s public float is in excess of $75 million, Instruction I.B.6(a) does not apply to the Company.

Mr. Tom Kluck

May 7, 2014

Selling Stockholder, page 46

2.	Please revise to disclose the natural person or persons that control the voting and/or dispositive powers over the shares held by Bimini Capital Management, Inc.

RESPONSE: The Company has added the requested disclosure on page 46 in response to the Staff’s comment.

Incorporation of Certain Information by Reference, page 49

3.	We note that on page 49 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Form Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

RESPONSE: The Company has added the requested disclosure on page 50 in response to the Staff’s comment.

   If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope, Esq.

S. Gregory Cope, Esq.

cc:	Robert E. Cauley
G. Hunter Haas, IV
Sandra Hunter, Esq.